October 23, 2009

Ms. Karry Bryan
Chief Accounting Officer
Tamalpias Bancorp
630 Las Gallinas Ave.
San Rafael, CA 94903

      Re: Tamalpias Bancorp
             Form 10-K for Fiscal Period Ended December 31, 2008
             Form 10-Q for Fiscal Period Ended June 30, 2009
             File No. 000-50878

Dear Ms. Bryan:

      We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008 and have no further comments at this time.

                             Sincerely,

                             Kevin W. Vaughn
                             Branch Chief